Exhibit 1.02

Conflict Minerals Report

Liberty Media Corporation has included this Conflict Minerals Report as an exhibit to its Form SD for 2013 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”).  The date of filing of this Conflict Minerals Report is June 2, 2014.

Unless the context indicates otherwise, the terms “we,” “its,” “us” and “our” refer to Liberty Media Corporation and its consolidated subsidiaries.  As used herein, “3TG” is tantalum, tin, tungsten and gold, without regard to its location of origin.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws.  Any statements that do not relate to historical or current facts or matters are forward-looking statements.  You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend” and the like, or the use of future tense.  Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG benefits armed groups.  The term “armed group” has the meaning contained in the Conflict Minerals Rule.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, (1) the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG, (3) the accuracy and reliability of the information we receive, (4) internal and external resource constraints and (5) political, legal and regulatory developments, whether in the Democratic Republic of the Congo and adjoining countries (the “DRC Region”), the United States or elsewhere. The term “adjoining countries” has the meaning contained in the Conflict Minerals Rule. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Overview

We are subject to the Conflict Minerals Rule for 2013 because one of our consolidated subsidiaries, TruePosition, Inc. (“TruePosition”), contracted to manufacture one specialized electronics product in 2013 where 3TG was necessary to the functionality or production of such product.  However, this product was only manufactured in very limited quantities, was not sold by TruePosition in 2013, and TruePosition accounted for an immaterial portion of our consolidated revenue in 2013.  Further, most of our products do not contain 3TG, and, for those that do, 3TG constitutes only a small portion of the materials in such products.

For 2013, the one in-scope product contained some 3TG content for which we were unable to determine the origin.  Smelter and refiner information in respect of 2013 for this product is described under “Product Information; Further Risk Mitigation Efforts” below.  However, for 2013, none of the necessary 3TG contained in the in-scope product was determined by us to directly or indirectly benefit armed groups in the DRC Region.

Due Diligence Program Design

We designed our due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the “OECD Guidance”).

The OECD Guidance is a collaborative government-backed multi-stakeholder initiative on responsible supply chain management of minerals from conflict-affected areas.  Its stated objective is to help companies respect human rights and avoid contributing to conflict through their mineral sourcing practices.  The OECD Guidance also is intended to cultivate transparent mineral supply chains and sustainable corporate engagement in the mineral sector with a view to enabling countries to benefit from their natural mineral resources and preventing the extraction and trade of minerals from becoming a source of conflict, human rights abuses and insecurity.  While not legally binding, the adoption of the OECD Guidance at the ministerial level by the OECD reflects the common position and political commitment of OECD members and non-members adhering to the OECD Declaration on International Investment and Multinational Enterprises.

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas.  This framework consists of the following elements:

1.                                      Establish strong company management systems (“Step One”);

2.                                      Identify and assess risk in the supply chain (“Step Two”);

3.                                      Design and implement a strategy to respond to identified risks (“Step Three”);

4.                                      Carry out an independent third-party audit of supply chain due diligence at identified points in the supply chain (“Step Four”); and

5.                                      Report on supply chain due diligence (“Step Five”).

Our implementation of the OECD Guidance in respect of 2013 and thereafter is discussed below.

Due Diligence Program Execution on Product Manufactured During 2013

We performed the following due diligence on the 3TG that was necessary to the functionality or production of the one product contracted to be manufactured for us during 2013.  These were not all of the measures that we took in furtherance of our 3TG compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance.  In addition, some of the due diligence measures discussed below are not expressly provided for in the OECD Guidance.

1.                                      OECD Guidance Step One: “Establish strong company management systems”

a.                                      We created an internal team to draft a policy regarding the supply of 3TG for products that we manufacture or contract to manufacture, and to initiate and implement our 3TG compliance strategy (the “Conflict Minerals Working Group”).  The following internal functional areas at the corporate level were represented on the Conflict Minerals Working Group: legal; accounting; and internal audit.  The Conflict Minerals Working Group also included representatives from each consolidated subsidiary.  Such representatives varied by consolidated subsidiary, but generally included personnel from legal, accounting, internal audit, compliance, product management, project management, and merchandising.  The Conflict Minerals Working Group, selected members of corporate senior management, as well as selected personnel from senior management, legal, accounting, internal audit, compliance, product management, project management, and merchandising at each consolidated subsidiary, were educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries.  We also retained specialist outside counsel and other consultants to assist us with our compliance efforts.

b.                                      We established procedures to maintain business records relating to 3TG due diligence, including records of our due diligence processes, findings and resulting decisions, on a computerized database where practicable, for at least five years.

2.                                      OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.                                      We furnished the direct supplier and second tier suppliers of the in-scope product (the “Suppliers”) with a link to the Conflict-Free Sourcing Initiative’s (“CFSI”) Conflict Minerals Reporting Template (the “Survey”), along with an introductory e-mail describing the Conflict Minerals Rule and links to third-party materials containing additional information relating to the rule, and requested that they complete the Survey within a specified timeframe.

b.                                      Members of the Conflict Minerals Working Group reviewed the completed responses received from Suppliers.  We followed up by e-mail or phone with all Suppliers that submitted an incomplete response or a response that we believed contained errors or inaccuracies or that otherwise provided a written response determined not to be suitable by us, in each case requesting them to submit a revised response.  We followed up with other Suppliers where determined to be appropriate by us.

c.                                       To the extent that a completed response identified a smelter or refiner, we reviewed this information against the list of compliant smelters and refiners and country of origin information, if available, published in connection with the CFSI’s Conflict-Free Smelter Program (“CFSP”), the London Bullion Market Association’s (“LBMA”) Good Delivery List and/or the Responsible Jewellery Council’s (“RJC”) Chain-of-Custody Certification.

d.                                      If a smelter or refiner was not listed as compliant by the CFSI’s CFSP, we reviewed publicly available information, to the extent reasonably available, to try to determine the mine or location of origin of the 3TG processed by such smelters and refiners.

e.                                       Based on the information furnished by our Suppliers and other information known to us, we assessed the risks of adverse impacts.

3.                                      OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

a.                                      The Conflict Minerals Working Group reported the findings of its supply chain risk assessment to our General Counsel.

b.                                      To mitigate the risk that our necessary 3TG benefits armed groups, we also intend to engage in the additional measures discussed under “Product Information; Further Risk Mitigation Efforts” below.

4.                                      OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

In connection with our due diligence, we became a member of the CFSI and utilized information made available by that organization concerning independent third-party audits of smelters and refiners.  In the case of gold, we also utilized information pertaining to the LBMA’s Good Delivery List and the RJC’s Chain-of-Custody Certification.

5.                                      OECD Guidance Step 5: “Report on supply chain due diligence”

Our Form SD and this Conflict Minerals Report contain the findings of our supply chain reasonable country of origin inquiry and due diligence, as applicable, on the in-scope product for 2013.

Product Information; Further Risk Mitigation Efforts

Prior to beginning our reasonable country of origin inquiry, the Conflict Minerals Working Group determined which of our products were in scope for purposes of the Conflict Minerals Rule through product specifications, bills of material, visual inspection, supplier inquiries and other information known to us.

We determined that, for 2013, only one specialized electronics product of one consolidated subsidiary, TruePosition, was in-scope for purposes of our compliance with the Conflict Minerals Rule.  For 2013, this product contained some 3TG content for which we were unable to determine the origin.  However, for 2013, none of the necessary 3TG contained in this one in-scope product was determined by us to directly or indirectly benefit armed groups in the DRC Region.

In connection with our due diligence or reasonable country of origin inquiry, as applicable, the following facilities were disclosed by the Suppliers to be smelters or refiners used to process the necessary 3TG contained in our in-scope product.  After reviewing those responses, we reasonably believe that these are smelters or refiners in our supply chain for such 3TG.  However, not all of the included smelters and refiners may have processed the necessary 3TG contained in our in-scope product, since, in some cases, Suppliers may have reported to us smelters and refiners that were not in our supply chain, due to over-inclusiveness in the information received from their suppliers or for other reasons.  The smelters and refiners reflected below may not be all of the smelters and refiners in our supply chain, since some Suppliers were unable to identify the smelters and refiners of some of the necessary 3TG content contained in our in-scope product.  The list below also excludes facilities that sourced 3TG from outside of the DRC Region as determined by our reasonable country of origin inquiry.  Please see the notes that accompany the table for important information concerning the information contained in the table.

Smelter and Refiner Information(1)

Smelter or Refiner	Conflict Mineral	Compliance Status

Johnson Matthey Inc	Gold	CFSP

LS-NIKKO Copper Inc	Gold	CFSP

Metalor USA Refining Corporation	Gold	CFSP

Samduck Precious Metals	Gold

Huichang Jinshunda Tin Co. Ltd	Tin

Liuzhou China Tin	Tin

Minmetals Ganzhou Tin Co. Ltd.	Tin

Yunnan Chengfeng	Tin

Jiangxi Tungsten Industry Group Co Ltd	Tungsten

(1) We note the following in connection with the information contained in the foregoing table:

(a)                                 Smelter or refiner status information in the table is as of May 1, 2014.

(b)                                 “CFSP” means that a smelter or refiner is listed as compliant with the CFSP assessment protocols, including through mutual recognition, or is indicated as “Re-audit in process.”  Included smelters and refiners were not necessarily compliant for all or part of 2013 and may not continue to be listed for any future period.

(c)                                  Smelter or refiner status reflected in the table is based solely on information made publicly available by the CFSI, without independent verification by us.

We endeavored to determine the mine or location of origin of the 3TG contained in the in-scope product by requesting that the Suppliers provide us with a completed Survey concerning the source of the 3TG in the products sourced from them.  To the extent that a completed response identified a smelter or refiner, we reviewed this information against the list of compliant smelters and refiners and country of origin information, if available, published in connection with the CFSI’s CFSP, the LBMA’s Good Delivery List and/or the RJC’s Chain-of-Custody Certification. If an identified smelter or refiner was not listed as compliant by the CFSI’s CFSP, we reviewed publicly available information, to the extent reasonably available, to try to determine the mine or location of origin of the 3TG. We were unable to determine the country of origin of the 3TG used by the above-listed smelters and refiners through these due diligence efforts.

Further Risk Mitigation Efforts

Thus far in 2014, we have taken the following additional steps to mitigate the risk that the 3TG contained in and necessary to the products we manufacture or contract to manufacture benefits armed groups in the DRC Region:

1.                                      We adopted a policy regarding the supply of 3TG for such products (the “Conflict Minerals Policy”).  We communicated the Conflict Minerals Policy in writing to corporate senior management, as well as selected personnel from senior management, legal, accounting, internal audit, compliance, product management, project management, and merchandising at each consolidated subsidiary.  The Conflict Minerals Policy also was communicated in writing to Suppliers, and posted on our website.

2.                                      We established a mechanism for employees, suppliers and other interested parties to report concerns regarding, or suspected violations of, the Conflict Minerals Policy.

We intend to take the following additional steps on in-scope products for 2014 to mitigate the risk that the 3TG contained in and necessary to the products we manufacture or contract to manufacture benefits armed groups in the DRC Region:

1.                                      Encourage Suppliers to provide or continue to provide, as applicable, product level information for 2014 through ongoing outreach with these Suppliers.

2.                                      Engage with Suppliers that provided incomplete responses or that did not provide responses for 2013 to help ensure that they provide requested information for 2014.

3.                                      Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2013 that the source of 3TG was unknown or undeterminable.

4.                                      Communicate to new potentially in-scope suppliers our expectations with respect to 3TG, including through the dissemination of the Conflict Minerals Policy to them.  In addition, as new in-scope suppliers are added, work with these suppliers to help ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.

5.                                      Formalize a risk management plan based on the results of our due diligence on the in-scope product manufactured in 2013.

All of the foregoing steps are in addition to the steps that we took with respect to the in-scope product for 2013, which we intend to continue to take with respect to in-scope products for 2014 to the extent applicable.